

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 21, 2014

Brad A. Green, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038

> Re: O'Connor Fund of Funds: Event LLC
> File Nos. 333-194081 and 811-10479
> O'Connor Fund of Funds: Alternative Fixed-Income Strategies LLC
> File Nos. 333-194092 and 811-21117
> O'Connor Fund of Funds: Long/Short Strategies LLC
> File Nos. 333-194093 and 811-21195

Dear Mr. Green:

On February 21, 2014, you filed three registration statements on Form N-2 for O'Connor Fund of Funds: Event LLC (the "Event Fund"), O'Connor Fund of Funds: Alternative Fixed-Income Strategies LLC (the "Fixed-Income Fund") and O'Connor Fund of Funds: Long/Short Strategies LLC ("Long/Short Fund"), respectively. Our comments on all three registration statements are set forth below. For convenience, we generally organized our comments using the headings from the registration statements.

COVER PAGES OF ALL REGISTRATION STATEMENTS

1. Please add two columns to the table regarding the calculation of the registration fee to show the "Amount Being Registered" and "Proposed Maximum Offering Price Per Unit".

ALL PROSPECTUSES

2. Please disclose, in an appropriate location, information regarding outstanding securities as required by Item 10.5. of Form N-2.

Cover pages

3. In the table, please add a separate column to show the offering price, sales load and proceeds to registrant on a per share basis. *See* Item 1.1.g. of Form N-2.

4. Under "Investment Portfolio", please also refer to the Investment Funds described therein as "hedge funds".

Summary of Fund Expenses

5. Please include a completed fee table and example for our review in the next pre-effective amendment for each registration statement.

Risk Factors – Employing a "Fund of Funds" Strategy Involves Risks Not Present in Direct Investment Programs

6. The last sentence of the second paragraph states that each Fund may suspend the calculation of its net asset value under certain conditions. To amplify the disclosure, please disclose how the board of directors is involved in a decision to suspend the calculation of net asset value and please describe the "certain conditions" when the net asset value calculation may be suspended.

Use of Proceeds

7. The first sentence states that each Fund will invest the proceeds from the sale of Interests "in accordance with each Fund's investment objective and policies and principal strategies as soon as practicable". Please disclose with more specificity how long it will take each Fund to invest the proceeds in accordance with its investment objective (*e.g.*, three months). If the time period is more than three months, please disclose the reason for this delay. *See* Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Management of the Fund – Portfolio Managers

8. The first sentence states that each Fund is managed by a portfolio management team that is responsible for certain tasks regarding portfolio management. Please insert the word "primarily" before "responsible" to meet the definition of a portfolio manager found in Item 9.1.c. of Form N-2. Also, if the portfolio managers are "jointly" responsible for the described tasks, please add the word "jointly" in addition to the word "primarily" before "responsible".

Redemptions, Repurchases of Interests and Transfers – Payment

9. The fifth paragraph states that each Fund "may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determined to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund." Please add a line item to the fee table under "Summary of Fund Expenses" to reflect such charges and include the estimated amount of the charges. *See* Item 3 of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

10. Please add the disclosure required by Items 19.1 and 19.2 of Form N-2 regarding control persons and principal holders of securities, if applicable.

<u>**EVENT FUND**</u>

<u>**PROSPECTUS**</u>

Cover page

11. The second sentence under "Investment Portfolio" states that the Event Fund is a multi-strategy fund. Because the Event Fund's name indicates that it will pursue an "event-driven" strategy, please remove the description of the Event Fund as a multi-strategy fund. *See* Section 35(d) of the Investment Company Act of 1940 ("1940 Act"). In addition, the fourth and fifth sentences under "Investment Portfolio" state that the Event Fund seeks to maintain a portfolio of Investment Funds that invest in securities and other instruments of corporations and other business entities which are undergoing, or which an Investment Manager anticipates will undergo, a significant corporate transaction or structural transformation and that the Event Fund may also invest in Investment Funds that focus on other alternative strategies, including, for example, long/short strategies. Again, in light of the Event Fund's name, please revise this disclosure to indicate that the Event Fund substantially invests in Investment Funds that primarily pursue the types of strategies described in the fourth sentence (*i.e.*, event-driven strategies).

Prospectus Summary – Incentive Allocation

12. The disclosure states that the Adviser holds a Special Advisory Member interest in the Event Fund solely for the purpose of receiving the Incentive Allocation with respect to each investor. Please explain to us whether this Special Advisory Member interest constitutes a "security" issued by the Event Fund to the Adviser and whether this Special Advisory Member interest constitutes a "senior security" for purposes of Section 18 of the 1940 Act, and if so, how the Event Fund intends to comply with the asset coverage requirements for asset coverage for senior securities with respect to the Incentive Allocation. In addition, Section 23(a) of the 1940 Act prohibits a closed-end fund from issuing any of its securities for services. If the issuance of the Special Advisory Member interest in the Event Fund involves the issuance of a "security" to the Adviser, please explain how this is appropriate under Section 23(a).

13. Please explain to us how the Incentive Allocation (described as "5% of the net profits attributable to assets of the Event Fund, if any, that have been credited to the capital account of an investor during the period") complies with the fees permitted under Rule 205-3(a) under the Investment Advisers Act of 1940.

Summary of Fund Expenses

14. Please add a line item to the fee table under Annual Expenses to show the Incentive Allocation Fee. Please attach existing note (2) to this line item. Also, please add the impact of the Incentive Allocation Fee to the calculations in the Examples.

FIXED-INCOME FUND

PROSPECTUS

Cover page

15. Please revise the fourth sentence under "Investment Portfolio" to state that the Fixed-Income Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in Investment Funds that invest substantially all of their assets in fixed-income securities. *See* Rule 35d-1(a)(2)(i) under the 1940 Act.

Prospectus Summary – Risk Factors

16. In the seventh bullet point, please define the term "Obligations".

Summary of Fund Expenses

17. Please reformat the asterisked footnote to the Example that excludes sales loads so that it will not be confused with the presentation of the Example required by Item 3 of Form N-2.

LONG/SHORT FUND

PROSPECTUS

Prospectus Summary – Investment Program

18. The fourth and fifth sentences state that the Long/Short Fund seeks to maintain a portfolio of Investment Funds that employ long/short equity strategies and that the Long/Short Fund will invest in Investments Funds that employ other strategies, which may include relative value, merger arbitrage/event-driven, macro, distressed investing and emerging market strategies. Because the Long/Short Fund's name indicates that it will pursue a long/short strategy, please add disclosure that indicates that the Fund substantially invests in Investment Funds that primarily pursue long/short strategies. *See* Section 35(d) of the 1940 Act.

Summary of Fund Expenses

19. Please move the reference to note (2) in the fee table to the caption "Acquired Fund Fees and Expenses (Investment Fund Fees and Expenses)". Also, please move the reference to note (3) in the fee table to the caption "Total Annual Expenses".

Risk Factors – The Fund's Investment Strategies May Involve Risk of Loss

20. The sixth paragraph describes the risks of macro strategies. Please add disclosure to explain what macro strategies are.

Investment Program – Investment Strategies – Long/Short Equity Strategies

21. The last sentence states that there can be no assurance that an Investment Manager will engage in short sales. If no Investment Manager engages in short sales, please explain how the name of the Long/Short Fund is appropriate. *See* Section 35(d) of the 1940 Act.

GENERAL COMMENTS

22. Where a comment is made with respect to disclosure in one location of the filings, it applies to all similar disclosure found elsewhere.

23. We note that portions of each filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

24. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

25. Please advise us whether FINRA has approved the distribution terms and arrangements of each Fund's offering.

26. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statements.

27. Responses to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

28. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since each Fund and its management are in possession of all facts relating to each Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

29. Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider written requests for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

<p align="center">* * * * *</p>

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel